SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of May, 2012
Commission File Number 1-14732

COMPANHIA SIDERÚRGICA NACIONAL
(Exact name of registrant as specified in its charter)

National Steel Company
(Translation of Registrant's name into English)

Av. Brigadeiro Faria Lima 3400, 20º andar
São Paulo, SP, Brazil
04538-132
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

COMPANHIA SIDERÚRGICA NACIONAL

Publicly-held Company

Corporate Taxpayer’s ID (CNPJ/MF): 33.042.730/0001-04

Corporate Registry (NIRE): 35300396090

MINUTES OF THE COMPANHIA SIDERÚRGICA NACIONAL ANNUAL SHAREHOLDERS’ MEETING HELD ON APRIL 27, 2012, AND DRAWN UP IN SUMMARY FORMAT

1.    Date, time and venue: Annual Shareholders’ Meeting held on April 27, 2012, at 11:00 a.m., at the Company’s headquarters, located at Av. Brig. Faria Lima n.º 3400, 19º e 20º andar e 15º andar – parte, in the city and state of São Paulo.

2.        Call Notices: Call notices were published on April 12, 13, and 17, 2012, in the Official Gazette of the State of São Paulo on pages 42, 80 and 53, respectively, and in Valor Econômico newspaper on pages B11, A4 and D6, respectively, which will be filed at the Company’s headquarters.

3.    Attendance: Shareholders representing more than the majority of the Company’s voting capital, as evidenced by the signatures in the Shareholders Attendance Book, as well as the representative of KPMG Auditores Independentes, Mrs. Carla Bellangero, and the Company’s Executive Officer, Mr. David Moise Salama.

4.        Presiding: Mr. David Moise Salama chaired the meeting and invited Mrs. Claudia Maria Sarti to act as secretary.

5.   Agenda: (i) to  appraise the Management’s Accounts, the Financial Statements and the Management Report related to the fiscal year ended December 31, 2011; (ii)  to resolve on the allocation of net income for the fiscal year ended on December 31, 2011, allocation of part of earnings reserves to capital increase and payment of dividends, including the approval of the capital budget for the current fiscal year, in compliance with article 196 of Law 6,404/76; (iii)  to elect the members of the Board of Directors; and (iv)  to establish the management’s annual global compensation for 2012.

6.    Resolutions: The following resolutions were taken by shareholders representing more than the majority of the Company’s voting capital, with the abstention of those legally prevented from voting, with abstentions registered as the case may be and vote instructions filed at the Company’s headquarters:

Companhia Siderúrgica Nacional

6.1. Approval for drawing up these minutes in summary format and omitting the signatures of attending shareholders at the time of publication, as allowed by paragraphs 1 and 2, respectively, of article 130 of Law 6,404 of December 15, 1976 ("Law 6404/76").

6.2. Approval, by unanimous vote of attending shareholders, of the waiving of the reading of the Financial Statements, the Management Report and the Independent Public Accountants’ Report, as all attending shareholders are cognizant thereof.

6.3. Approval, by the majority of attending shareholders, being the abstentions and contrary votes filed at the Company’s headquarters, with the abstention of those legally prevented from voting, of the Management’s Accounts, the Financial Statements and the Management Report related to the fiscal year ended December 31, 2011, as released on March 26, 2012 on the websites of the Brazilian Securities and Exchange Commission (“CVM”) and BM&FBOVESPA S.A. - Bolsa de Valores, Mercadorias e Futuros (“BM&FBOVESPA”) and published on April 18, 2012 in the Valor Econômico newspaper (pages 1 to 17) and in the Official Gazette of the State of São Paulo (pages 11 to 27).

6.4. Approval, by the majority of attending shareholders, being the contrary vote filed at the Company’s headquarters, with the abstention of those legally prevented from voting, of the Management’s Accounts, the allocation of net income for the fiscal year ended on December 31, 2011, the allocation of part of earnings reserves to capital increase and payment of dividends, including the approval of the capital budget for the current fiscal year, in compliance with article 196 of Law 6,404/76, as follows:

6.4.1 – Out of the net income for the fiscal year ended on December 31, 2011, at the amount of R$3,706,033,124.37, (i) R$926,508,281.09 will be allocated to the payment of dividends, corresponding to a gross amount of R$0.63548 per share; and (ii)  R$2,779,524,843.28 will be allocated to the Working Capital and Investments Statutory Reserve. As the maximum limit of the legal reserve has already been attained, no amount shall be allocated to such reserve.

6.4.2 – Out of the Unrealized Profit Reserve, at the total amount of R$3,779,355,506.24, (i)  R$273,491,718.91 will be allocated to payment of dividends, corresponding to a gross amount of R$0.18758 per share; (ii)  R$646,811,151.04 will be allocated to the Working Capital and Investments Statutory Reserve; and (iii)  R$2,859,052,636.29 will be allocated to capital increase, with no change in the number of shares.

In light of above resolutions in items 6.4.1 and 6.4.2, the total amount of dividends to be paid by the Company will be R$1,200,000,000.00, corresponding to a gross amount of R$0.82306 per share, to be paid in Brazilian local currency as of June 29, 2012, with no monetary restatement.

Companhia Siderúrgica Nacional

6.5. Approval, by the majority of attending shareholders, being the abstentions and contrary votes filed at the Company’s headquarters, of the election of the following members to compose the Company’s Board of Directors: firstly, pursuant to article 13, paragraph 2 of the Company’s Bylaws, the shareholder Antonio Francisco Dos Santos, Brazilian, married, business administrator, identity card IFP 1.307.360, enrolled in the individual roll of taxpayers (CPF/MF) under no. 112.375.706-20, was re-elected following appointment by CSN Investment Club; followed by the re-election of the shareholders Benjamin Steinbruch, Brazilian, married, industrialist, identity card SSP/SP 3.627.815-4, enrolled in the individual roll of taxpayers (CPF/MF) under no. 618.266.778-87; Jacks Rabinovich, Brazilian, married, industrialist, identity card SSP/SP 1.179.678, enrolled in the individual roll of taxpayers (CPF/MF) under no. 011.495.638-34; Fernando Perrone, Brazilian, married, attorney, identity card IFP 2.048.837, enrolled in the individual roll of taxpayers (CPF/MF) under no. 181.062.347-20; Yoshiaki Nakano, Brazilian, married, business administrator, identity card (RG) 5.157.491-3 and enrolled in the individual roll of taxpayers (CPF/MF) under no. 049.414.548-04, and Gilberto Sayão Da Silva, Brazilian, married, businessman, identity card (IFP/RJ) 04.625.996-6, enrolled in the individual roll of taxpayers (CPF/MF) under no. 016.792.777-90, and elected Mr. Rubens dos Santos, Brazilian, married, accounting technician, identity card (RG) 11.686.686 and enrolled in the individual roll of taxpayers (CPF/MF) under no. 007.643.038-49. Thus, the Company’s Board of Directors comprises Messrs. Antonio Francisco dos Santos, Benjamin Steinbruch, Jacks Rabinovich, Fernando Perrone, Yoshiaki Nakano, Gilberto Sayão da Silva and Rubens dos Santos, all of whom with a term of office until the 2013 Annual General Meeting.

6.6 Approval, by the majority of attending shareholders, being the abstentions and contrary votes filed at the Company’s headquarters, of the Management’s annual global compensation at a maximum of R$70,201,717.00.

7.    Closure: There being no further business to be discussed, the meeting was adjourned for the time necessary to draw up these Minutes. The meeting was resumed and these minutes were read, found in compliance and signed by the Chairman, the Secretary and all attending shareholders.

8.    Documents Filed: The Annual Shareholders’ Meeting Call Notice, the Management Report, the Financial Statements and the Independent Public Accountants’ Report, the Management Proposal, as well as the approved Capital Budget are filed at the Company’s headquarters.

São Paulo, April 27, 2012.

Claudia Maria Sarti

Companhia Siderúrgica Nacional

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: May 10, 2012

COMPANHIA SIDERÚRGICA NACIONAL

By:	/S/ Benjamin Steinbruch
Benjamin Steinbruch Chief Executive Officer

By:	/S/ David Moise Salama
David Moise Salama Investor Relations Executive Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.